

December 8, 2011

Via E-mail
David R. Smith
Chief Executive Officer
Plures Technologies, Inc.
4070 West Lake Road
Canandaigua, NY 14424

> **Re: Plures Technologies, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed November 16, 2011**
> **File No. 033-64534-LA**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Medical Switch for ICD/Pacemakers, page 8

1.   We note your response to prior comments 12 and 22. Please revise where appropriate to describe the FDA approval process and to discuss the status of the approval within that process. Refer to Regulation S-K Item 101(h)(4)(viii). For example, please tell us when you "presented" your product to the U.S. Food and Drug Administration and describe the necessary steps for obtaining approval.

Risk Factors, page 12

A substantial amount of equipment owned by a customer must be replaced, page 13

2.   Please expand your response to prior comment 29 to clarify the portion of your equipment that must be returned. Please also describe the "staged approach" or clarify

when the equipment is expected to be returned and when you expect to replace the equipment.

A significant amount of equipment . . . , page 12

3.   Please revise to clarify the "significant amount" of equipment used under sale-leaseback transactions.

Management's Discussion and Analysis of Financial Condition . . . , page 24

Results of Operations, page 27

4.   We see the revisions in response to prior comment 34; however, the revised discussion does not appear to fully describe the $3.3 million decrease in revenues between 2009 and 2010. In that regard, you disclose that the decrease in tape head revenues of $2.7 million was partially offset by an increase in sensor revenues of $1.9 million. Accordingly, please expand to describe and quantify the factors responsible for the remainder of the $3.3 million decrease.

Description of Securities, page 43

5.   We note your response to prior comment 50. Please ensure that your future Exchange Act filings utilize your Exchange Act filing number.

Unaudited Consolidated Financial Statements for the Three and Six Months Ended June 30, 2011

6.   Please delete the reference to the report of BDO USA LLP from the cover of the unaudited interim financial statements or revise to include the accountant's report in the filing pursuant to S-X Rule 8-03.

Note 4. Business Combination, page 12

7.   Please revise to describe the substantive factors leading to the gain on the acquisition of AMS as required by FASB ASC 805-30-50-1f.   In this regard, it appears that the gain is largely driven by the fair values assigned to property and equipment and intangible assets. Your disclosure should describe the substantive factors leading management to conclude that the fair value of the fixed assets substantially exceeded their carrying amounts. As well, in light of negative factors such as AMS' operating and gross margin losses, declining sales, customer losses and dependence on a single customer for the majority of revenues, please also describe the substantive reasons that management believes the valuations assigned to the intangible assets are appropriate.

8.   With reference to FASB Topic 820, please tell us the factors leading you to select the replacement cost method as the most appropriate technique for valuing the acquired

David R. Smith
Plures Technologies, Inc.
December 8, 2011
Page 3

property and equipment. For instance, tell us how you evaluated the applicability of the market and income approaches and how your determination considers the guidance from FASB Topic 820 indicating that valuation techniques should maximize the use of observable inputs. Overall, your response should explain to us how you have considered and applied the fair value measurement guidance from FASB Topic 820 in arriving at fair values assigned to property and equipment.

9. As a related matter, in measuring fair value under the replacement cost method please tell us how you determined adjustments necessary to take into account the age, remaining useful live and physical deterioration of the acquired property and equipment, including how those determinations consider market participant expectations.

10. With respect to the customer relationship intangible asset, please further explain to us the basis for the asset recorded. In that regard, please explain:

- The number of customers included in the measurement, including a description of the nature of the relationships (for instance, contractual or non-contractual as described in FASB Topic 805).
- The extent to which the assigned fair value is attributed to the largest customer. In that regard, we see disclosure suggesting that a substantial majority of your sales are to a single customer.
- The objective basis for the growth and retention assumptions. In that regard, we see that AMS has reported decreasing sales and customer losses in recent periods.
- Whether your application of the excess earnings method assumes any material changes in the level of operating costs or in the relationship between revenues and operating costs utilized in measuring incremental cash flows attributed to the customer relationships being valued from those historically realized by AMS. Please explain the basis for any such changes.

Overall, your response should explain to us (1) why you believe it is appropriate in your circumstances to recognize a customer relationship asset under the guidance from FASB Topic 805 and (2) why you believe your fair measurement is appropriate under the guidance from FASB Topic 820.   Please be detailed in explaining how you have applied the specific requirements of the literature in arriving at your determinations.

11. Please more specifically explain to us the pattern of expected amortization of the customer relationship asset and the basis for the determination. In that regard, we note your disclosure that amortization is based on the pattern of expected utilization of the economic benefits of the relationships.

12. With respect to the technology and tradename assets, please describe to us management's basis for the growth assumption; and, if the growth assumption differs significantly from rates traditionally realized by AMS, please also explain management's rationale for its assumption. Tell us why you believe your assumptions, also including royalty rates and

discount rates, are consistent with assumptions that market participants would use in valuing the assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd, reviewing accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841, or Tim Buchmiller, reviewing attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via e-mail): Stuart M . Sieger, Esq.
Ruskin Moscou Faltischek, P.C.